

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 15, 2009

William E. Keitel
President and Chief Financial Officer
Qualcomm Incorporated
5775 Morehouse Dr.
San Diego, California 92121-1714

>   **Re: Qualcomm Incorporated**
>   **Form 10-Q for the Quarterly Period Ended March 29, 2009**
>   **File No. 0-19528**

Dear Mr. Keitel:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended March 29, 2009

Note 9 – Subsequent event, page 18

1. Please provide us a comprehensive analysis of each key provision of the Settlement and Patent License and Non-Assert Agreement (the "Agreement") Qualcomm entered into with Broadcom, and provide us a copy of it. As part of your response, describe for us the certain rights Broadcom and Qualcomm have granted to each other under their respective patent portfolios.

2. Please explain to us how you determined the fair value of the assets to be received pursuant to the Agreement is $38 million, and provide us a copy of any valuation report that was prepared in connection with the determination.

3. We note that Qualcomm allocated only $38 million of the Agreement value to the assets received. Please provide us a discussion that addresses why this allocation is reasonable and is consistent with the way Qualcomm will utilize the rights granted to it under Broadcom's patent portfolio.

4. Based upon your disclosure it appears that you have utilized a residual methodology to allocate $748 million to the litigation settlement charge in the second quarter of fiscal 2009. Please explain to us in detail why you were not able to separately value, or chose not to separately value, the litigation settlement charge. As part of your response, please explain to us in detail how you considered, or why you did not consider, the $25 million final judgment in the 467 case in valuing the open litigation between Qualcomm and Broadcom. It appears that this final judgment is objective evidence that could be used to value part of the litigation settlement component of the Agreement. Other objective evidence that could be used to value the litigation settlement component would appear to be the application of a royalty rate to revenue attributable to products that utilize, or allegedly utilize, patents at the center of Qualcomm's litigation with Broadcom. Please explain to us how you have considered this historical evidence in valuing the components of the Agreement, and provide us a schedule of revenue by relevant product and patent for applicable periods as part of your response.

5. We note that Qualcomm allocated $748 million of the Agreement value to the litigation settlement charge. Please provide us a comprehensive discussion that addresses why $748 million is reasonable in light of <u>each</u> open law suit, patent infringement claim, etc., as discussed in Item 3 and Note 8 of Qualcomm's 2008 Form 10-K and Note 7 of Qualcomm's first quarter Form 10-Q. Based upon our review of these disclosures, there appears to be no correlation between the sizable settlement amount and (i) the limited disclosure in Qualcomm's filings as to each open lawsuit, etc., and (ii) the $25 million final judgment in the 467 case. For example, there appears to have been little progress since the July 1, 2005 and October 7, 2008 actions filed by Broadcom, including no discovery by the parties, and very limited disclosure in the filings regarding these two actions, for these two items to comprise any significant portion of a $748 million litigation settlement. As another example, there is no indication from your disclosure that the three patent claims at hand in the ITC hearing that commenced on February 14, 2006 could comprise any significant portion of a $748 million litigation settlement. In this regard, disclosure states that Qualcomm did not infringe on seven out of the eight products at issue on the '675 patent and it did not directly infringe on the '983 patent. In regard to the 467 case, it is not clear why the settlement amount for open patent claims would be disproportionate to the final judgment in the 467 case. In summary, we believe your limited disclosure is a strong indication that the litigation settlement component of the Agreement is not substantial.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Looking Forward, page 21</u>

6. Please tell us more about the assistance you provide to your customers, as discussed in the last bullet point. Explain to us what you mean by "financial support to minimize the impact of litigation in which (you) are involved." Also, tell us whether you provided any assistance, including the nature and amount of the assistance, on behalf of any customers that was related to your litigation with Broadcom. Finally, tell us how you are accounting for any assistance provided to your customers and refer to your basis in the accounting literature.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kyle Moffatt
for Larry Spirgel
Assistant Director